Exhibit 99.2
Discussion of the Company’s Financial Condition and Results of Operations for the Nine Months Ended September 30, 2006
     You should read the summary consolidated financial data set forth below in conjunction with our annual report on Form 20-F for the year ended December 31, 2005 and our consolidated financial statements and related notes for the nine months ended September 30, 2005 and 2006. The consolidated statement of operations data for the nine months ended September 30, 2005 and 2006 and the consolidated balance sheet data as of September 30, 2006 have been derived from our unaudited consolidated financial statements. Our unaudited consolidated financial statements include all adjustments which we consider necessary for a fair presentation of our financial position and results of operations for these periods. As we acquired 66.9% of the equity interests in MSK on August 11, 2006, our consolidated statement of operations data for the nine months ended September 30, 2006 reflected MSK’s statement of operations from August 12, 2006 to September 30, 2006, and our consolidated balance sheet data as of September 30, 2006 also reflected the acquisition. The acquisition was accounted using purchase accounting method. Our historical results do not necessarily indicate our results expected for any future periods and our operating results for the nine months ended September 30, 2006 are not necessarily indicative of our results for the full year ended December 31, 2006.
Nine months Ended September 30, 2006 Compared to Nine months Ended September 30, 2005
      Net Revenues. Our total net revenues increased significantly from $137.0 million for the nine months ended September 30, 2005 to $381.0 million for the nine months ended September 30, 2006. The increase was due primarily to a significant increase in our manufacturing capacity and the corresponding increase in sales volume of our products, driven by a significant increase in market demand for our products. Our PV cell and module sales volume increased from 41.3 MW for the nine months ended September 30, 2005 to 104.3 MW for the nine months ended September 30, 2006. Sales of PV cells constituted 34.5% of our PV cell and module sales volume for the nine months ended September 30, 2006, compared to 18.6% for the same period in 2005. This was primarily because we entered into several original equipment manufacturer, or OEM, manufacturing arrangements during this period with several PV module manufacturers in order to secure sufficient quantities of silicon wafers to better utilize our expanded PV cell manufacturing capacity. Under these arrangements, we obtained silicon wafer supplies from these OEM customers and were obligated to sell a substantial portion of the PV cells manufactured with these wafers to such customers. We expect such OEM sales of PV cells, which typically have lower average sale prices, to constitute a smaller percentage of our total sales volume in 2007 as we have secured a majority of our anticipated silicon wafer needs in 2007 through four multi-year supply agreements that we entered into in 2006.
      Our net revenues increased in each of our major geographic markets, with the largest revenue growth in China. Our total net revenues from sales in China increased 390.8% from $23.8 million for the nine months ended September 30, 2005 to $116.8 million for the nine months ended September 30, 2006 due primarily to an increased demand for our PV cells by PV module manufacturers in China and, to a lesser extent, end users in China. As a result, our total net revenues from sales in China constituted 30.6% of our total net revenues for the nine months ended September 30, 2006, compared to 17.4% for the same period in 2005. In addition, as we have expanded our marketing efforts to diversify our geographic presence, our total net revenues from sales in Germany, our largest market, which accounted for 54.2% of our total net revenues for the nine months ended September 30, 2005, accounted for 41.0% for the same period in 2006. Furthermore, we have also diversified our customer base and for the nine months ended September 30, 2005 and 2006, customers accounting for 10.0% or more of our total net revenues collectively accounted for approximately 52.3% and 21.1% of our total net revenues, respectively, and sales to our largest customer accounted for approximately 31.7% and 21.1% of our total net revenues, respectively. We intend to further diversify our geographic presence and customer base in order to achieve a balanced and sustainable growth. The increase in our total net revenues for the nine months ended September 30, 2006 also included $14.5 million attributable to MSK, as we began to consolidate MSK’s financial results on August 12, 2006, upon completion of the acquisition of 66.9% of the equity interests in MSK. The increase in our total net revenues was also attributable to an increase in the average selling price of our PV cells and modules from $2.97 and $3.42, respectively, per watt for the nine months ended September 30, 2005, to $3.20 and $3.86, respectively, per watt for the nine months ended September 30, 2006 as a result of increased demand in the PV market.
      Cost of Revenues. Our cost of revenues increased significantly from $92.0 million for the nine months ended September 30, 2005 to $280.6 million for the nine months ended September 30, 2006. The increase in our cost of revenues was due primarily to a significant increase in our expenditures on raw materials, which was caused by an increase in the quantity of silicon wafers needed as a result of the significant increase in the volume of PV products we produced and, to a lesser extent, increases of unit costs of silicon wafers. Cost of revenues as a percentage of our total net revenues increased from 67.2% for the nine months ended September 30, 2005 to 73.6% for the nine months ended September 30, 2006. This increase was due primarily to the increase in our average cost of silicon wafers for the nine months ended September 30, 2006 over the nine months ended September 30, 2005, as a result of the rising market price of silicon wafers. In the nine months ended September 30, 2006, we purchased the majority of our silicon wafers either through short-term supply arrangements or at the prevailing spot market. Prices under these short term arrangements and in the spot market both rose due to supply shortage. In order to better manage our unit costs and to secure adequate supply of silicon wafers, we entered into four multi-year supply agreements in 2006, which we believe will provide the majority of our anticipated silicon wafers needs for 2007. The unit prices of silicon wafers under two of these supply agreements are fixed. The unit prices of silicon wafers under the other two supply agreements are fixed in 2007 but subsequent prices will be subject to further negotiation. The unit prices under these four agreements are lower than those in the spot market at the time we entered into these agreements. The effect of the unit cost increase of silicon wafers during the nine months ended September 30, 2006 was partially offset by decreases in our silicon wafer usage per watt because we were able to manufacture PV products with higher conversion efficiencies and by using thinner silicon wafers.
      Gross Profit. As a result of the foregoing, our gross profit increased significantly from $45.0 million for the nine months ended September 30, 2005 to $100.4 million for the nine months ended September 30, 2006. Our gross margin decreased from 32.8% for the nine months ended September 30, 2005 to 26.4% for the nine months ended September 30, 2006.

      Operating Expenses. Our operating expenses increased from $14.9 million for the nine months ended September 30, 2005 to $26.9 million for the nine months ended September 30, 2006. The increase in our operating expenses was due primarily to significant increases in our selling expenses and research and development expenses and an increase in our general and administrative expenses. However, operating expenses as a percentage of our total net revenues decreased from 10.8% for the nine months ended September 30, 2005 to 7.1% for the nine months ended September 30, 2006.

•	Selling Expenses. Our selling expenses increased from $2.7 million for the nine months ended September 30, 2005 to $5.4 million for the nine months ended September 30, 2006, or approximately 100.0%. However, selling expenses as a percentage of our total net revenues declined from 2.0% for the nine months ended September 30, 2005 to 1.4% for the nine months ended September 30, 2006. The increase in our selling expenses was due primarily to a significant increase in provision for warranties as a result of our increased sales. We accrued 1.0% of our PV module revenues as warranty costs at the time revenue was recognized. The increase was also attributable to increases in advertising and other selling expenses, premiums for our product quality insurance against warranty claims, and salary and benefits paid to our sales and marketing personnel.

•	General and Administrative Expenses. Our general and administrative expenses increased by 53.7% from $10.9 million for the nine months ended September 30, 2005 to $16.7 million for the nine months ended September 30, 2006. However, general and administrative expenses as a percentage of our total net revenues decreased from 7.9% for the nine months ended September 30, 2005 to 4.4% for the nine months ended September 30, 2006. The increase in our general and administrative expenses was due primarily to increases in salary and benefit expenses of administrative personnel as a result of increased headcount, as well as $5.7 million in share-based compensation expenses for share options granted to certain of our administrative personnel for the nine months ended September 30, 2006.

•	Research and Development Expenses. Our research and development expenses increased significantly from $1.3 million for the nine months ended September 30, 2005 to $4.7 million for the nine months ended September 30, 2006. Research and development expenses as a percentage of our total net revenues increased from 0.9% for the nine months ended September 30, 2005 to 1.2% for the nine months ended September 30, 2006. The increase was due primarily to increases in raw material costs related to research and development activities, as well as $2.2 million in share-based compensation expenses for share options granted to certain of our research and development personnel. Our research and development focus was on developing new technologies and designing more advanced equipment to manufacture PV cells with higher conversion efficiencies, and we have increased the average conversion efficiency rates of our monocrystalline and multicrystalline silicon PV cells from 16.5% and 15.0% as of September 30, 2005, respectively, to 16.8% and 15.6% as of September 30, 2006, respectively. Our other research and development focus was to manufacture PV cells with high conversion efficiency rates using low-grade silicon wafers. Going forward, we will also focus on designing new BIPV products as we have gained BIPV design capabilities through our acquisition of MSK. We expect our research and development expenses to increase in line with the increase in our total net revenues.
      Interest (Income) Expenses, net. We incurred net interest expenses of $7.0 million for the nine months ended September 30, 2005 while generated net interest income of $4.7 million for the nine months ended September 30, 2006. Our net interest income for the nine months ended September 30, 2006 was primarily the interest generated from the proceeds from our initial public offering in December 2005. Our net interest expenses for the nine months ended September 30, 2005 comprised of primarily share option expenses for options granted to certain individuals who contributed capital to one of our shareholders to effect our restructuring, as well as interest expenses of our bank borrowings.
      Other Income (Expenses). We incurred other expenses of $0.7 million for the nine months ended September 30, 2005 while generated other income of $0.5 million for the nine months ended September 30, 2006. Other expenses for the nine months ended September 30, 2005 consisted primarily of net foreign currency exchange loss. Other income for the nine months ended September 30, 2006 consisted primarily of government grants we received for our research and development projects, as well as net foreign currency exchange gain and gain from our hedging transactions.
      Tax Expenses. Our tax expenses increased significantly from $2.3 million for the nine months ended September 30, 2005 to $5.4 million for the nine months ended September 30, 2006 primarily as a result of the increase of our taxable income.
      Net Income. As a result of the cumulative effect of the above factors, net income increased significantly from $20.1 million for the nine months ended September 30, 2005 to $74.6 million for the nine months ended September 30, 2006. Our net margin increased from 14.7% for the nine months ended September 30, 2005 to 19.6% for the nine months ended September 30, 2006.
Liquidity
      To date, we have financed our operations primarily through cash flows from operations, short-term and long-term bank borrowings, as well as proceeds from our initial public offering. As of September 30, 2006, we had $314.2 million in cash and cash equivalents, and $221.7 million and $32.1 million in short-term and long-term bank borrowings, respectively. Our short-term borrowings increased significantly from $52.2 million as of December 31, 2005 to $221.7 million as of September 30, 2006 primarily as a result of the $100.0 million equivalent bridge loan obtained in connection with the MSK acquisition, as well as additional borrowings to satisfy our working capital requirement. The bridge loan bore an interest rate of 0.75% per annum. We plan to use a portion of our net proceeds from this offering to repay the bridge loan. See “Use of Proceeds”. Our other short-term bank borrowings outstanding as of September 30, 2006 bore average interest rates of 4.39%. Each of these borrowings has a term of one year, and expires at various times throughout the year. These facilities contain no specific renewal terms but we have historically been able to obtain extensions of some of the facilities shortly before they mature. We plan to repay these short-term bank borrowings with cash generated by our operating activities in the event we are unable to obtain extensions of these facilities or alternative fundings in the future.
      As of September 30, 2006, we had a single long-term credit facility with a maximum borrowing amount of $6.2 million, of which $2.5 million was drawn on March 31, 2006 and $3.7 million was drawn on September 26, 2006. This facility has a three-year term expiring on March 28, 2008 and requires no collateral or guarantee. The facility bears an interest rate of 5.76% for the first drawing made on March 31, 2005, and 6.37% for the second drawing made on September 26, 2006. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and liquid investments with original maturities of three months or less that are placed with banks and other financial institutions.
      Our advances to suppliers increased significantly from $24.0 million as of December 31, 2005 to $100.4 million (including $12.9 million long-term advances to suppliers) as of September 30, 2006 as we made more prepayments to our silicon wafer suppliers in order to satisfy our increased manufacturing capacity. Going forward, we expect advances to suppliers to continue to increase as we further expand our manufacturing capacity and as we purchase a higher percentage of silicon wafers using multi-year, fixed price supply agreements, which require us to make prepayments. Our property, plant and equipment increased significantly from $39.7 million as of December 31, 2005 to $103.3 million as of September 30, 2006. This increase was due primarily to the additional plant and equipment we purchased in connection with the expansion of our production capacity, as well as the inclusion of property, plant and equipment of MSK after the MSK acquisition in August 2006.
      As of September 30, 2006, we had long-term prepayments in the amount of $133.0 million, which we incurred mainly as we granted a warrant to purchase 7,359,636 of our ordinary shares at $27.97 per share to one of our silicon wafer suppliers in July 2006. We initially recorded the fair value of the compensation cost on our consolidated balance sheet and will amortize the amount over the life of the supply contract, which is 10 years. See “Description of Share Capital.”

Contractual Obligations and Commercial Commitments
      The following table sets forth our contractual obligations and commercial commitments as of September 30, 2006:

	Payment Due by Period

		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(In thousands)
Long-term debt obligations	$60,681	$28,611	$24,567	$5,519	$1,984
Capital (finance) lease obligations	7,598	2,202	3,899	1,422	75
Operating lease obligations	1,522	858	647	17	—
Purchase obligations(1)	7,508,298	275,514	864,043	1,184,999	5,183,742
Other long-term liabilities reflected on the company’s balance sheet	7,373	14	605	—	6,754

Total	$7,585,472	$307,199	$893,761	$1,191,957	$5,192,555

(1)	Include commitments to meet future minimum obligation in the amount of $7,413.5 million under supply agreements, to purchase raw materials in the amount of $50.8 million, as well as to purchase production equipment in the amount of $44.0 million.
      Other than the contractual obligations and commercial commitments set forth above, we do not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities.
Recently Issued Accounting Pronouncements
      In February 2006, the Financial Accounting Standards Board, or the FASB, issued SFAS No. 155, “Accounting for Certain Hybrid Instruments-an amendment of FASB Statements 133 and 140.” SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 140, “Accounting for Transfers and Servicing of Financing Assets and Extinguishments of Liabilities.” SFAS No. 155 resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, Application of STAC No. 133 to Beneficial Interests in Securitized Financial Assets. SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains and embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of our first fiscal year that begins after September 15, 2006, with earlier adoption permitted. We are currently evaluating the impact of SFAS No. 155 on our consolidated financial statement and related disclosures.
      In September 2006, the FASB issued SFAS No. 158, “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans,” an amendment of FASB statement No. 87, 88, 106 and 132(R). SFAS No. 158 requires employers to recognize in their balance sheets the over-funded or the under-funded status of defined benefit post-retirement plans, measured as the difference between the fair value of plan assets and the benefit obligation (the projected benefit obligation for pension plans and the accumulated post-retirement benefit obligation for other post-retirement plans). Employers must recognize the change in the funded status of the plan in the year in which the change occurs through other comprehensive income. SFAS No. 158 also requires plan assets and obligations to be measured as of the employer’s balance sheet date. We have not yet adopted the measurement provisions of this statement and are in process of determining the impact of the adoption on our consolidated financial statements. Prior to the adoption of the recognition provisions of SFAS No. 158, we accounted for our defined benefit postretirement plans under SFAS No. 87, “Employers Accounting for Pensions” and SFAS No. 106, “Employers Accounting for Post-retirement Benefits Other Than Pensions.” SFAS No. 87 required that a liability (minimum pension liability) be recorded when the accumulated benefit obligation (ABO) liability exceeded the fair value of plan assets. Any adjustment is recorded as a non-cash charge to accumulated other comprehensive income in shareholders’ equity (deficit). SFAS No. 106 required that the liability recorded should represent the actuarial present value of all future benefits contributable to an employee’s service rendered to date. Under both SFAS No. 87 and No. 106, changes in the funded status were not immediately recognized, rather they were deferred and recognized ratably over future periods.
      In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes,” and prescribes a position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for us beginning in fiscal year 2007. We are currently evaluating the interpretation to determine the effect of FIN 48 on our financial statements and related disclosures.
Safe Harbor Statement
The above discussions contain forward-looking statements. These statements constitute ''forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as ''will,’’ ''expects,’’ ''anticipates,’’ ''future,’’ ''intends,’’ ''plans,’’ ''believes,’’ ''estimates’’ and similar statements. In particular, the business outlook and statements regarding Suntech’s strategic and operational plans, are forward-looking statements. Forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.